EXHIBIT 10.5

MORGAN STANLEY

EUROPEAN TAX EQUALISATION POLICY

CONTENTS

I.	GENERAL STATEMENTS

II.	PROCEDURES

	A.	Exit/Entrance Interviews		3
	B.	Social Security Coverage		3
	C.	Actual Home and Host Country Individual Income Tax Returns		3
	D.	Non Home/Host Country Individual Income Tax Returns		4
	E.	Tax Equalisation Calculation and Settlement		4
	F.	Annual Advisory Allowance		5

III.	TAX EQUALISATION CALCULATION

	A.	Hypothetical Tax Withholding		6
	B.	Income and Capital Subject to Tax Equalisation		6
	C.	Assumptions used in Tax Equalisation Calculations		7
		1.	Income Tax	7
		2.	Filing Status	7
		3.	Spousal Income	7
		4.	Joiners	7
		5.	Leavers	7
		6.	Joiners/Leavers Outside Income	7
		7.	International Medical Cover	7
		8.	Rental Income	8
		9.	Executive Compensation	8
		10.	US Citizens/Greencard holders	8

IV.	APPENDIX: UK SPECIFIC INFORMATION

	A.	UK National Insurance		9
	B.	UK Hypothetical Tax Withholding		9
	C.	Dual Contracts of Employment		10
	D.	Relief for Overseas Workdays		10
	E.	Remittance Basis		10
	F.	Allowances and Deductions		11
	G.	Child Benefit		11
	H.	Pension Contributions		11
	I.	Restricted Investments		12
	J.	“Cycle2Work”, “Computers@Home” and “Gym Salary Sacrifice”		12
	K.	Share Ownership Plan		12

MORGAN STANLEY

EUROPEAN TAX EQUALISATION POLICY

I.	GENERAL STATEMENTS

A.	Employees of Morgan Stanley entities in Europe with Expatriate Assignment status are covered by the European Tax Equalisation Policy. Short-term Assignees are covered in cases where the assignment results in a tax impact.

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An “expatriate” is an employee temporarily assigned from his home country to a host location for a period of more than one year. The assignment period is reviewed on an annual basis and in general does not exceed three years.

•	A “short-term assignee” is an employee temporarily assigned from his home country to a host location for up to one year (see Section I C).

•	The “home country” is defined as the Morgan Stanley office location which management has determined will be the career base for the employee and is determined without regard to citizenship.

B.	The tax equalisation programme is designed to ensure that the home country tax positions of employees on temporary foreign assignments will be neither advantageous or disadvantageous. The Firm is responsible for actual home country and host country taxes with the exception of inheritance tax, estate tax, wealth tax and taxes related to extraordinary income such as sweepstakes or gambling winnings. In return, expatriates pay a hypothetical tax to the Firm. The expatriate has the responsibility of paying hypothetical tax to the Firm even though no actual home country tax liability may exist. Hypothetical tax is assessed on the compensation the expatriate would have received had he/she remained in the home country, and personal income including, but not limited to, interest, dividends, and proceeds from sales of stock and other chargeable capital gains. Hypothetical tax is not assessed on assignment related items such as COLA, housing, utilities or home leave. Expatriates effectively receive these benefits free of tax. Please see Section III B for more details.

C.	Short-term assignments may have no impact on the employee’s tax position depending on the length of the assignment, and the home and assignment locations. In cases where there is no impact, the tax equalisation policy will not apply and employees continue to remain personally responsible for their tax filings and payments. In cases where there is an impact on the employee’s home country tax position and/or a tax liability is incurred in the assignment location, the tax equalisation policy will apply. Although the mechanics of the equalisation will be different from that for employees with Expatriate status, the same principles will apply. That is, tax preparation assistance will be provided, assignment location tax costs will be fully paid by the Firm, and the employee will only be responsible for the home country tax costs that would have been due in the absence of an assignment. Please note that to the extent foreign taxes paid by the Firm can be recovered by filing a home country tax return and claiming foreign tax credits, such tax recoveries will belong to the Firm. Furthermore, should a short-term assignment generate any additional home country tax refund, this refund will be for the benefit of the Firm.

D.	The Firm has engaged PricewaterhouseCoopers (PwC) globally as the tax return provider to complete all necessary home and host country individual income tax returns for employees that fall under the Tax Equalisation Policy. All home and host country tax returns should ideally be completed by PwC, and reasonable fees associated with the preparation of these returns are met by the Firm.

If the employee would like to maintain his current personal tax adviser for preparation of his home and/or host country tax return(s), he/she should inform [email address redacted] prior to the start of his assignment. The employee will have to provide PwC with copies of relevant tax returns prepared by an alternative tax adviser in order for PwC to prepare annual tax equalisation calculations.

Authorised employees are expected to co-operate fully with Human Resources and PwC in the preparation of actual tax returns and tax equalisation calculations. This includes providing all necessary information to Human Resources and PwC on a timely basis, prompt filing of completed home and host country tax returns, and prompt payment of any taxes due.

In cases in which late filing penalties or interest result from an employee’s delinquency or negligence, the employee will be liable for the actual penalties and interest assessed by the relevant tax authorities against his actual tax liability.

The Firm will not be responsible for any incremental accounting fees, late filing or payment penalties or interest that result from an employee’s lateness in providing information to PwC or not filing on a timely basis.

E.	This policy is subject to modification to reflect changes in actual tax law, practice, and Divisional and Firm policy. Any unique circumstances not envisioned by the programme will be handled on an ad hoc basis by Human Resources.

F.	It may be possible to mitigate the Firm’s tax exposure if the employee is able to organise his financial affairs in a particular way. The employee will be expected to co-operate with any such requests to reduce the Firm’s costs and will be protected from any consequential cost to them. Caution should be exercised in making major investments during the assignment, as there may be unique and potentially unfavourable tax consequences. Expatriates should retain competent tax advice prior to making an investment and may wish to utilise their annual PwC advisory allowance for this purpose (see Section II F).

G.	Unless otherwise stated, this policy will be effective immediately, replacing the policy dated April 1, 2002.

All questions regarding policy and procedure should be directed to [name redacted] or [name redacted] in London Human Resources.

Morgan Stanley European Tax Equalisation Policy

II.	PROCEDURES

A.	Exit/Entrance Interviews

Expatriates will be required to arrange and attend a “departure” meeting with PwC at the offices of Morgan Stanley prior to departure from the home location. At this meeting, all expatriates will be required to complete appropriate income tax and social security forms, any tax refund claim forms, any social security filings and other relevant documents, provide any necessary information relevant to the tax equalisation calculation and will receive limited home country tax planning advice related to their overseas assignment.

Upon return from the assignment, expatriates should also arrange and attend an “arrival” meeting with PwC to complete entrance forms, to receive advice on their taxation responsibilities, and to ensure that they are being taxed correctly on returning to the home country.

The relocation allowance will not be paid until HR receives confirmation from PwC that the employee has met with them for the “departure” meeting and all necessary filings have been satisfactorily completed.

B.	Social Security Coverage

Expatriates will be subject to actual or hypothetical home country social security contributions for the duration of the overseas assignment. The expatriate’s contribution will be based on actual rates for home country social security contributions in force each year. Where the home country has reciprocal arrangements with the assignment country, the Firm will maintain the employee in the home country social security to the extent possible. In locations where no reciprocal arrangements exist, the Firm will be responsible for meeting all foreign social security costs during the assignment period.

Please refer to Section IV: Appendix, for further UK specific information around Social Security issues whilst on assignment from the UK.

C.	Actual Home and Host Country Individual Income Tax Returns

Authorised employees must annually complete and submit a home country tax organiser to the PwC office responsible for their home country tax filings. PwC will then prepare all of the necessary home country tax returns. Please note that to the extent host country taxes paid by the Firm can be recovered by filing a home country tax return and claiming foreign tax credits, such tax recoveries/refunds should be refunded to the Firm.

Authorised employees must annually complete and submit a host country tax organiser to the PwC office responsible for their host country tax filings. Although actual host country taxes are paid directly by the Firm, all employees are responsible and are required to file host country tax returns. As the Firm meets the employee’s actual host country taxes, any refund received from the host country tax authorities should be refunded to the Firm.

As the late filing of income tax returns may result in the assessment of penalties and interest, authorised employees are required to return the tax organisers within four weeks of receipt. The Firm reserves the right to withhold payment of expatriate benefits if the expatriate is delinquent in supplying the necessary information.

It is the authorised employee’s responsibility to ensure that tax returns are filed on a timely basis. In cases in which late filing of the return or late payment of the tax raised by the assessment is due solely to the authorised employee’s

Morgan Stanley European Tax Equalisation Policy

delinquency or negligence, the employee will be liable for the actual penalties and interest assessed by the tax authorities. No credit for these interest and penalties will be given in the tax equalisation calculation.

D.	Non Home/Host Country Individual Income Tax Returns

The Firm will not meet the cost of preparing additional country tax returns (that is, other than home and host country), unless the expatriate is a US Citizen or Greencard holder (whereby Section III C 10 will apply), or authorisation for additional returns has been approved prior to the start of the assignment. Where the expatriate believes that any additional tax returns may be required as a result of business travel, this should be raised with PwC.

E.	Tax Equalisation Calculation and Settlement

Once an expatriate’s final hypothetical tax liability for a particular tax year is calculated, all tax payments made by the expatriate are compared to the final hypothetical liability in order to determine if the Firm has a balance due to the expatriate or vice versa. Tax payments made by the expatriate include but are not limited to:

a.	Hypothetical tax withheld from base salary, above base compensation, executive compensation and other allowances as appropriate.

b.	Actual home country taxes withheld from the expatriate prior to commencement of his overseas assignment or following his return, unless the withholding is refundable.

c.	Actual home or host country tax payments made by the expatriate as estimates or balances due with actual returns.

d.	Actual tax withholding on interest, dividends, etc.

e.	Actual tax payments made by the expatriate’s spouse, subject to stated limitations (see Section III C 3).

Any payment due to the employee will be made with the first available payroll after agreement of the final computation. Typically, this will be approximately six to eight weeks. If the expatriate owes the Firm further hypothetical tax, the final liability should be remitted within eight weeks of agreement of the final computation. If payment is not received within eight weeks, the Firm may add interest to any balance due at the official rate as charged by the home country tax authorities for late payment. In addition, the Firm reserves the right to offset outstanding liabilities to the Firm (including interest) against any other compensation amounts due to the employee, including but not limited to, bonuses and other above base compensation, termination or severance payments, etc. provided that, to the extent applicable, the Firm may not offset any outstanding liabilities to the Firm against nonqualified deferred compensation (as defined in Section 409A of the US Internal Revenue Code (“Section 409A”)) that is due to an employee, except to the extent not prohibited by Section 409A and would not cause the employee to recognize income for United States federal income tax purposes prior to the time of payment or settlement of such compensation or to incur additional tax or interest under Section 409A.

For further information regarding the tax equalisation calculation, please refer to Section III.

Morgan Stanley European Tax Equalisation Policy

F.	Annual Advisory Allowance

In addition to meeting the cost for preparation of home and host country tax returns in respect of all applicable years during the assignment, the Firm also provides the expatriate with advisory time to meet with PwC. The Firm will absorb the cost of this advisory time up to the following maximum time limits in each year of assignment:

Level:	Time Allocation:
Managing Director	6 hours
Executive Director	4 hours
All other Professional Staff	3 hours

Note that any unused allocation cannot be carried forward from year to year nor can future years’ entitlement be used currently. In addition, note that the maximum time limits are for consultations in both the home and host countries.

Morgan Stanley European Tax Equalisation Policy

III.	TAX EQUALISATION CALCULATION

A.	Hypothetical Tax Withholding

An expatriate receives as part of his compensation package a base salary, a Cost Of Living Allowance (COLA), when appropriate, an assumed home country housing deduction, when appropriate, and hypothetical tax and social security withholding.

It should be noted that hypothetical withholding, as with actual withholding or provisional tax payments required in certain jurisdictions, is an estimate of the expatriate’s final hypothetical tax. This estimate will be adjusted up or down on the tax equalisation resulting in a refund due to the expatriate or a liability due the Firm, just as actual withholdings or provisional tax payments are credited on the actual filing of a tax return resulting in an amount due to, or from, the tax authority.

The hypothetical withholding will not take into account the effect of any tax planning mechanisms, with the exception of monthly pension contributions made via the home country payroll. Appropriate tax relief for these investments will be reflected in the final hypothetical tax liability.

Adjustments to hypothetical tax withholding will be allowed only for those expatriates who have substantiating evidence, and are subject to review by International Services.

B.	Income and Capital Subject to Tax Equalisation

The tax equalisation calculation is prepared by PwC. Expatriates are tax equalised up to and including the tax year of repatriation or termination. In some cases, tax equalisation may extend to subsequent tax years to the extent that those years are affected by items of income, deduction or credit relating to the expatriate assignment, with the exception of executive compensation (including but not limited to, stock units and stock options). The tax equalisation calculation is essentially a hypothetical or “dummy” home country return in which tax is calculated and assessed only on income and deductions an employee would have received had he/she remained in the home location.

Listed below are the types of income which are generally subject to hypothetical tax, as well as those types of income which are not subject to hypothetical tax. The Firm pays the actual home and host country taxes on both types of income:

Income and Capital subject to hypothetical tax includes but is not limited to:	Income not subject to hypothetical tax:
MS Base Salary	Moving Expenses
MS Bonus	COLA
MS Executive Compensation (to the extent tax equalised – see Section III C 9)	Housing Allowance Utilities Payments
MS Termination Payments	Home Leave
MS Commission and Pool Payments	Social Club
Investment Income	Tuition Reimbursement
Income and Capital gain sums derived from stock or other property	Language Lessons Furniture Rental Allowance
Domestic Medical Insurance Benefit	International Medical Insurance
Remittance of Income and Chargeable Gains	Foreign Tax Payments
Relocation Allowance
Visa/Immigration costs
Car Loss reimbursement

Morgan Stanley European Tax Equalisation Policy

C.	Assumptions Used in Tax Equalisation Calculations

The assumptions listed below are used in the preparation of the tax equalisation calculation:

1.	Income Tax - Hypothetical income taxes, and Social Security as appropriate, are determined by using the applicable statutory home country tax rates for the year in question.

2.	Filing Status - The tax equalisation calculation will be prepared using the expatriate’s actual filing status as if he/she had remained in the home location.

3.	Spousal Income - If the home and/or host country does not require joint tax returns or filing as a single person is advantageous, the Expatriate’s spouse is responsible for the preparation and cost of their home and/or host country tax return as well as the payment of any applicable home and/or host country taxes. The Expatriate may use the annual advisory allowance to cover some or all of the tax preparation cost using the advisory time allotment (see Section II. F).

4.	Joiners - If the employee joins Morgan Stanley in the home country in the same tax year as he/she is expatriated then the tax rates and allowances used in the hypothetical computation for that year will be pro-rated from the date of leaving the previous home country employer. For example:

a.	If the employee has not previously worked in the home country, then he/she will receive the full year’s rates and allowances.

b.	If the employee leaves his previous home country employer and immediately joins Morgan Stanley, the rates and allowances will be pro-rated according to the date of joining.

c.	If the employee leaves his previous home country employer and has a period of unemployment before joining Morgan Stanley, the rates and allowances will be apportioned from the first day of that unemployment.

5.	Leavers - If the expatriate leaves Morgan Stanley during the year, then the rates and allowances for that year will be pro-rated to the date of termination, unless he/she has no home country taxable income in the remainder of the home location tax year, in which case no pro-ration of the rates and allowances will be made.

For expatriates who terminate employment in a host location and do not return to the home country, the Firm will be responsible only for the host taxes that would have been due if the expatriate had returned to the home location upon termination. Expatriates should be aware that this can result in a significant differential in some jurisdictions.

6.	Joiners/Leavers Outside Income - If the employee joins and/or leaves the Firm during the year, then outside income will only be tax equalised to the extent that it has arisen during the period of his employment with the Firm.

7.	International Medical Cover - Medical benefits will be provided to an expatriate during the overseas assignment through the International Medical Program detailed in the expatriate package. The taxable benefit of the home country medical plan will be included in the expatriate’s taxable income for home country hypothetical tax purposes.

Morgan Stanley European Tax Equalisation Policy

8.	Rental Income - Employees are encouraged to maintain their home country property and rent it out during their expatriate assignment. Any net rental income will be included in the tax equalisation calculation.

9.	Executive Compensation - Executive Compensation including, but not limited to, stock units and stock options, is not tax equalised after repatriation, termination or localisation in the assignment location. After the repatriation/termination/localisation date, employees are responsible for all actual taxes on such income. This includes compensation that was granted and/or vested during the expatriate assignment period. Employees are also responsible for filing any necessary tax returns to declare such income, unless additional tax preparation assistance from PwC has been authorised by the Firm.

10.	US Citizens/Greencard holders - As required, the Firm will authorise PwC to prepare US Federal (and state where applicable) tax returns for the duration of the assignment. US Citizens/Greencard holders will be tax equalised to the US and home country tax position that would have prevailed had they remained in the home location. PwC will prepare a hypothetical US tax calculation and the expatriate will be responsible for any hypothetical US tax due on this calculation.

Morgan Stanley European Tax Equalisation Policy

IV.	APPENDIX : UK SPECIFIC INFORMATION

A.	UK NATIONAL INSURANCE

Where an expatriate is assigned to a host country with which there is no totalisation agreement with the UK, the expatriate may not be able to remain subject to UK national insurance. As such, actual national insurance contributions may not be paid by the Firm during the assignment. In these circumstances, the Firm will pay the employer and employee social security contributions required in the host country.

An expatriate in this position should consider paying UK voluntary (Class 2 or Class 3) national insurance contributions for the period of his assignment in order to maintain his UK national insurance record and to make each tax year of the assignment a qualifying year for UK state pension purposes. PwC can provide further information in this regard at the exit interview.

Note that regardless of the expatriate’s actual social security position whilst on assignment, he/she will be subject to actual or hypothetical UK Class 1 national insurance contributions.

In very limited circumstances, the Firm and/or the expatriate will not be able to pay employee social security contributions in either the home or host countries, and as a result, the expatriate might not be covered by any social security scheme for the duration of his assignment. These cases will be dealt with on an ad hoc basis.

If a UK expatriate does not have a national insurance number, he/she must make arrangements to apply for one prior to his departure from the UK, if he/she is eligible to do so. Eligibility can be confirmed by PwC. If the Firm is unable to obtain continuing coverage under the UK social security system as a result of the expatriate’s failure to apply for a national insurance number, the expatriate will be responsible for any incremental employer and employee social security costs which arise in the assignment location.

B.	UK HYPOTHETICAL TAX WITHHOLDING

Upon actually leaving the home country for the assignment location, if the assignment is likely to extend to at least one UK tax year, most expatriates will provisionally cease to have any further UK tax liability on their earned compensation. Although no actual UK tax will then be withheld on base and above base compensation, the Firm will withhold hypothetical tax. If, however, an actual UK liability exists during the assignment due to interest, dividends, rental income, etc arising in the UK, the law requires that a UK tax return be filed on a timely basis.

Even if the expatriate has no actual UK tax liability and no actual UK tax return is therefore required, the expatriate is still responsible for the payment of hypothetical taxes. The Firm provides PwC with all necessary Morgan Stanley compensation and benefits information for each tax year. Each expatriate must supply PwC with all other information pertinent to the calculation of the hypothetical tax. An organiser will be sent to the expatriate shortly after the end of the tax year and it is required to be returned within four weeks of receipt.

The hypothetical tax withholding on base salary is determined by a number of factors, including the level of base salary and the current tax year’s hypothetical PAYE tax code. Hypothetical tax on above-base compensation will also be withheld at the employee’s appropriate UK marginal tax rate.

Morgan Stanley European Tax Equalisation Policy

C.	DUAL CONTRACTS OF EMPLOYMENT

Employees with dual contracts of employment prior to their foreign assignment will be tax equalised as if the dual contract continued to be in effect (subject to the provisos outlined in the below paragraph). The compensation related to the non-UK contract will be calculated for hypothetical tax purposes by using the percentage of business days the employee spent working for Morgan Stanley under the non-UK contract during the Firm’s year (on an annualised basis) immediately prior to the year of their foreign assignment.

In calculating the hypothetical offshore percentage, please note the following two provisos: (i) Any business days spent working in the pending assignment location city will not be included for the purposes of the hypothetical dual contract split. (ii) The prior year actual dual contract split will not be used for calculating the hypothetical split if that year is deemed to be unrepresentative of the employee’s typical travel pattern. In all cases, the proportion to be treated as paid under the non-UK contract will be determined by Human Resources.

Payments of base salary made under both the UK and the non-UK contracts will be included in the spendable income computation for Cost of Living Allowance purposes and in the calculation for the hypothetical tax deduction for that computation, but only the UK base salary will be included in the calculation of the hypothetical tax to be actually deducted in arriving at net income. In addition, please also note section E below with regard to the remittance basis for those employed under a dual contract.

Dual contracts will be used in tax equalisation only as long as dual contracts remain effective for UK income tax purposes and valid under UK tax law. There is no guarantee of obtaining a dual contract on repatriation and this will be reviewed based on facts, circumstances and applicable law for continuation.

D.	RELIEF FOR OVERSEAS WORKDAYS

Employees with a history of claiming relief on their UK tax returns for workdays spent outside of the UK will continue to be equalised to this position whilst on assignment, subject to the following:

1.	The employee must provide PwC with documentation supporting prior year overseas workdays claims (e.g. copy of UK tax return).

2.	Hypothetical overseas workdays relief will be limited to the actual percentage relief claimed on the prior year tax return, excluding any days spent working in the pending assignment location city.

3.	Hypothetical relief for overseas workdays will only be included in the hypothetical tax calculation for as long as the employee would have retained an entitlement had they remained in the UK, and as long as the deduction remains valid under UK law.

E.	REMITTANCE BASIS

With effect from 6 April 2008, non-UK domiciled individuals and those considered Resident/Not Ordinarily Resident in the UK are required to make a claim to be taxed on the remittance basis if total relevant offshore income and gains in any tax year exceeds £2,000, thereby forfeiting any claim to a personal allowance. Employees falling within these categories will be equalised to the remittance basis whilst on assignment, subject to the following:

1.	In all circumstances, for those individuals employed in the capacity of IBD Analyst, the remittance basis will not apply.

Morgan Stanley European Tax Equalisation Policy

2.	For Resident/Not Ordinarily Resident employees, relief for overseas workdays will be available based on Section D above, thereby forfeiting the claim to a personal allowance, unless relevant offshore income and gains during each tax year for which relief is being claimed being less than or equal to £2,000.

3.	Non-UK domiciled employees with Resident/Ordinarily Resident status will be tax equalised to that status (i.e. offshore investment income will not be subject to UK tax, unless remitted to the UK). Employees falling into this category who do not have a history of claiming the remittance basis, will be entitled to use their Annual Advisory Allowance to allow PwC to determine their optimal tax position and to adjust the tax equalisation calculation as necessary. This entitlement is subject to the individual being able to provide relevant supporting documentation.

4.	Where a dual contract employee is sent on an overseas assignment, in all cases, it will be assumed that the remittance basis applies.

5.	In all circumstances, Morgan Stanley will not seek to recoup the £30,000 Remittance Basis Charge that employees may have been required to pay under UK tax legislation as a result of claiming the remittance basis prior to the commencement of their assignment (i.e. where they have been resident in the UK for at least 7 out of the previous 9 tax years).

F.	ALLOWANCES AND DEDUCTIONS

Certain allowances and deductions given/claimed on the expatriate’s UK tax return immediately prior to his foreign assignment may be allowed on the hypothetical return. These allowances and deductions include, but are not limited to:

a.	Charitable contributions to the extent they have been made in the past and are still legally required to be made under a deed of covenant or Give As You Earn/Gift Aid.

b.	Additional monthly voluntary pension contributions (AVCs) to the extent that they have been made in the past into the company pension scheme. However, please note section H below with regard to the maximum contributions that will be subject to tax equalisation.

c.	Waivers into the UK or offshore pension plan to the extent they have been made in prior years. However, please note section H below with regard to the maximum contributions that will be subject to tax equalisation.

G.	CHILD BENEFIT

Where an employee was entitled to receive child benefit prior to the commencement of their overseas assignment, this will continue to be recognised within the tax equalisation calculation for the duration of the assignment period. The employee is responsible for notifying and providing evidence of the births of any children during the assignment period.

H.	PENSION CONTRIBUTIONS

With regard to pension contributions, the maximum amounts to be included within the tax equalisation calculation will be limited to the average contributions made by an employee in the previous three tax years prior to the date of commencement of the overseas assignment.

Where pension contributions are subject to the Special Annual Allowance charge introduced on the 22 April 2009; this charge will not be covered by the tax equalisation policy.

Morgan Stanley European Tax Equalisation Policy

An employee will be subject to this Special Annual Allowance charge if they:

•	Have total taxable income of more than £150,000 in the current or one of the previous two tax years;

•	AND increase their pension contributions (including AVCs and employer contributions) after 21 April 2009 such that they are over and above the higher of:

a) £20,000 per annum; or

b) the employee’s ‘regular’ pension contributions prior to 21 April 2009 (i.e. contributions made at least quarterly); or

c) if appropriate, the limit imposed for infrequent pension contributions (see below).

The Special Annual Allowance charge is calculated as 20% of any contributions over and above the abovementioned thresholds.

If you have made ‘infrequent’ (less than quarterly) contributions of more than £20,000 into a money purchase scheme between 6 April 2006 and 5 April 2009, then your special annual allowance limit will be the three year average of your infrequent contributions - up to a higher maximum of £30,000. However, this limit may only be applied after deducting any regular contributions already made.

I.	RESTRICTED INVESTMENTS

The Firm recognises that as a result of the expatriate assignment the individual may be prevented from participating in UK tax efficient income schemes such as an Individual Savings Account (ISA). To compensate the individual for this, the Firm will exempt from hypothetical tax the first £900 of an individual’s outside investment income (excluding capital gain income). This will be expressed in the form of a deduction against investment income, limited to the lower of the investment income or £900.

J.	“CYCLE2WORK”, “COMPUTERS@HOME” AND “GYM SALARY SACRIFICE”

Deductions for the Cycle2Work and/or Computers@Home and/or Gym salary sacrifice schemes will continue during the expatriate assignment, up to the end of the relevant scheme’s life.

K.	SHARE OWNERSHIP PLAN

Expatriates who have elected to purchase Salary shares via the UK Share Ownership Plan will continue to have deductions taken from their salary throughout the annual deduction period unless they give notice for the Firm to stop making deductions.